Citigroup Inc.	Pricing Sheet No. 2013—CMTNH0007 dated January 30, 2013 relating to Preliminary Pricing Supplement No. 2013—CMTNH0007 dated January 3, 2013 Registration No. 333-172562 Filed Pursuant to Rule 433
756,000 PLUS Based on the S&P 500® Index Due February 27, 2014
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – JANUARY 30, 2013
Index:	S&P 500® Index
Aggregate principal amount:	$7,560,000
Stated principal amount:	$10 per security
Pricing date:	January 30, 2013
Issue date:	February 4, 2013
Valuation date:	February 24, 2014, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	February 27, 2014
Payment at maturity:
For each $10 security you hold at maturity:
▪  If the final index level is greater than the initial index level:
$10 + the leveraged return amount, subject to the maximum return at maturity
▪  If the final index level is less than or equal to the initial index level:
$10 × the index performance factor
If the final index level is less than the initial index level, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial index level:	1,501.96, the closing level of the index on the pricing date
Final index level:	The closing level of the index on the valuation date
Leveraged return amount:	$10 × index percent increase × leverage factor
Index percent increase:	(final index level – initial index level) / initial index level
Leverage factor:	300%
Maximum return at maturity:	11%. Because of the maximum return at maturity, the payment at maturity will not exceed $11.10 per security.
Index performance factor:	final index level / initial index level
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17318Q293 / US17318Q2930
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.00	$0.20	$9.80
Total:	$7,560,000	$151,200	$7,408,800
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated January 3, 2013
Product Supplement No. EA-02-02 dated December 27, 2012  Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.